UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               April 9, 2019

  By E-Mail

  Ryan P. Nebel, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     Front Yard Residential Corporation
                  Soliciting Materials filed pursuant to Rule 14a-12
                  Filed April 2, 2019 by Snow Park Capital Partners Master Fund, LP, Snow
                    Park Capital Partners, GP, Snow Park Capital Partners, LP, Snow Park
                    Capital Management, LLC, Jeffrey Pierce, JPL Opportunity Fund LP,
                    Soaring Eagle LLC, JPL Management Services LLC, JPL Advisors LLC,
                    Lazar Nikolic, Philip R. Chapman, Jay S. Nickse, Wickapogue Structured
                    Credit Fund, LP, Wickapogue GP, LLC, TradeTwins Ventures,
LLC,
                    Leland Abrams, Timberline Fund, LP, Timberline Fund GP,
LLC,
                    Wynkoop, LLC, Brandon Jundt, Khalil Kanaan, and George
Lucaci

                  Preliminary Proxy Statement filed by Snow Park Capital Partners Master
                    Fund, LP, et al.
                  Filed on April 4, 2019
                  File No. 001-35657

  Dear Mr. Nebel:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Soliciting Materials

  1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to
 Ryan P. Nebel, Esq.
Olshan Frome Wolosky LLP
April 9, 2019
Page 2

       the staff on a supplemental basis. Provide support for your statement that:
           the company board and management "have opted to frequently dismiss independent stockholders' views despite what is in [your] view a clear record of strategic missteps and underperformance."
           that the company has experienced "years of underperformance."
           that the company has "poor decision-making" and a "lack of initiative to address existential issues."
           that the company has a "terribly designed external management agreement."
           that Mr. Kanaan is a "recognized business leader and highly-respected investment manager."

2. We note your reference to the idea that the election of your nominees will lead to the exploration of alternatives and paths to creating value "without bias." It appears you are suggesting that the current directors have a bias in exploring alternatives and paths to creating value. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

3. Please provide us supplemental support of the "senior leadership roles Mr. Kanaan held at Lehman Brothers and Deloitte.


Preliminary Proxy Statement

4.     Please revise your disclosure to provide the information required by
Item 5(b)(1) of
       Schedule 14A , including, for example, your beneficial ownership of 5.3% of the shares in the company's external manager Altisource Asset Management Corporation. Also, explain whether this interest and your short interest in the company's shares (see page 21 of your proxy statement) create a conflict of interest as to your nominees.

Cover Letter

5. Please revise this section to highlight to security holders that they will be disenfranchised with respect to two board seats if they return your proxy card. Also, revise your proxy card to include this information.

Background of the Solicitation, page 5

6. Please revise the entry for November 16, 2018 to explain your reference to "go under the hood."
 Ryan P. Nebel, Esq.
Olshan Frome Wolosky LLP
April 9, 2019
Page 3


Reasons for the Solicitation, page 7

7. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statements
(i) that the
       widening of the gap between the market price of the company's stock and its NAV is "a clear signal from the marketplace that stockholders have lost confidence in the incumbent
       Board" and (ii) in the last sentence of the last paragraph on page 7 that the preceding governance practices are "contrary to good corporate governance."

8.     Revise your disclosure in the first paragraph under the caption "We
Believe the
       Incumbent Board Lacks Ownership Perspectives..." to state that Mr. Kanaan and Mr.
       Lucaci do not own any shares.

9. Provide support for your statement that the company stated in its most recent earnings call the "only way to bring general and administrative costs in line with peers" is to scale its portfolio to 50,000 homes.

10. On a related note, revise your disclosure to explain the meaning of your references to
       "significant `skin in the game'." If you are referring to the level of ownership of securities by the current directors, explain how your nominees have such "significant skin in the game." Also, explain how your nominees would be a better choice for shareholders in deciding whom to vote for on the basis of having "significant skin in the game."

Additional Participant Information, page 20

11. Refer to the second paragraph on page 22 and your references to the use of margin loans in the purchase of shares. Please revise to provide the information required under Item
       5(b)(1)(vii) of Schedule 14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions